

A HEART 2 HELP LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 & 2022
WITH INDEPENDENT ACCOUNTANT's REVIEW REPORT

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TO THE MEMBERS OF A HEART 2 HELP LLC

We have reviewed the accompanying financial statements of **A Heart 2 Help LLC** (the "Company"), which comprise the Statement of Position as of December 31, 2023, and December 31, 2022, and the related profit and loss account, statement of changes in equity and accumulated funds, and statement of cash flows for the year then ended December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

AZM CONSULTANTS



Atta Ullah Shah
Director AZM Consultants
Licensed Certified Public Accountant   License #: M-1292
Member Institute of Public Accountant Australia   License #: 345208
Member Institute of Financial Accountant UK   License #: IPA345208
Certified Internal Control Auditors USA   License #: 24039676
March 16, 2024.

Phone: +1 (267) 726-0256   Cell: +1 (267) 726-0256
Email: atta@azmconsultants.com   https://azm-consultants.business
Address: 6923 Oakland Street, Philadelphia, PA 19149, United States.

A Heart 2 Help LLC

Statement of Financial Position

December 31, 2023

	NOTE	Dec 31, 2023	Dec 31, 2022
		---In US $---	
ASSETS			
Current Assets:			
Cash in bank	4	100	-
Accounts Receivables		-	-
Total Current Assets		**100**	**-**
Non-Current Assets:			
Property, Plant and Equipment's		-	-
Software (App)		34,748	-
Total Non-Current Assets		**34,748**	**-**
TOTAL ASSETS		**34,848**	**-**
LIABILITIES			
Current Liabilities:			
Accounts Payables		7,374	185
Total Current Liabilities		**7,374**	**185**
Non-Current Liabilities:			
Members Loan		37,944	
Commitment and Contingencies	5	-	-
Total Liabilities		**45,318**	**185**
Capital and Equity			
Members Contribution		-	-
Accumulated Funds		(10,470)	(185)
Total Equity and Liabilities		**34,848**	**-**

The annexed notes from 01 to 08 form an integral part of these account.

A Heart 2 Help LLC

Profit and Loss Account

For the year ended December 31, 2023

	NOTE	Dec 31, 2023	Dec 31, 2022
		---In US $---	
Income		-	-
Program Expenses		-	-
Gross Profit /(Loss)		**-**	**-**
Operating Expenses	7	10,285	185
Other Income		-	-
Net Profit/(Loss)		**(10,285)**	**(185)**

The annexed notes from 01 to 08 form an integral part of these account.

A Heart 2 Help LLC
Statement of Changes in Equity & Accumulated Funds
As at December 31, 2023

	Members Contribution	Accumulated Profit /(Loss)	Net Funds
	--------------------In US Dollars--------------------		
Balance at Jan 01, 2022	-	-	-
Contribution during the year	-	-	-
Net Profit /(Loss)	-	(185)	(185)
Balance at December 31, 2022	**-**	**(185)**	**(185)**
Contribution during the year	-	-	-
Net Profit /(Loss)	-	(10,285)	(10,285)
Balance at December 31, 2023	**-**	**(10,470)**	**(10,470)**

The annexed notes from 01 to 08 form an integral part of these account.

A Heart 2 Help LLC

Statement of Cash Flows

For the year ended December 31, 2023

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
Cash Flows from Operating Activities		
Net Profit /(Loss)	(10,285)	(185)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Changes in accounts receivable	-	-
Changes in accounts payable	7,189	185
Net Cash Used in Operating Activities	(3,097)	-
Cash Flows from Investing Activities		
(Purchase) of Software	(34,748)	-
Cash Used in Investing Activities	(34,748)	-
Cash Flows from Financing Activities		
Increase/Decrease in Financing	37,944	-
Net Cash Provided by Financing Activities	37,944	-
Net change in cash in bank	100	-
Cash in bank at beginning of year	-	-
Cash in bank at end of year	100	-

The annexed notes from 01 to 08 form an integral part of these account.

NOTE 01: NATURE OF OPERATIONS

A Heart 2 Help LLC, is a limited liability Company registered in the State of California, located at 18723 Via Princessa, #1110, Santa Clarita, California 91387, US. The Company is established to build an a revolutionary app that facilitates real-time connections between individuals seeking assistance and those ready to offer support. In a world where the need for human connection and compassionate aid is ever-present, our platform serves as a bridge, fostering a community of empathy, kindness, and mutual assistance.

The app addresses a wide array of challenges that individuals encounter in their daily lives, providing a versatile platform for users to seek and offer various forms of support. Whether it's practical help with everyday tasks, guidance through mentoring and tutoring, sharing career advice, or providing emotional and mental support, "A Heart 2 Help" endeavors to cater to diverse needs, ensuring that no one faces their struggles alone.

NOTE 02: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Functional and presentation currency

These financial statements are presented in US dollars, which is the Company's functional currency. Unless otherwise indicated, all financial information presented has been rounded to the nearest dollar.

Going Concern

These financial statements have been prepared on a going concern and historical cost basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The preparation of these financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, limited operating history, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Expense Allocation

Program and supporting services have been presented on a functional basis in the statement of activities. Certain overhead costs have been allocated among programs and support services based on the functions they directly benefit or upon management's estimates of the proportion of expenses applicable to each function.

A Heart 2 Help LLC
Notes to the Financial Statement

For the year ended December 31, 2023

Grants Recognition

The Company receives grants from federal agencies, national and international public agencies for various purposes. Revenue under cost reimbursable grants is recorded on the basis of recoverable direct and indirect costs. Grant costs include all direct material and labor costs and allocable indirect costs. Provisions for estimated losses on uncompleted grants are made in the period in which such losses are determined. Changes in grant performance, conditions, and estimated profitability, including final grant settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The Company accounts for a grant when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the grant has commercial substance and collectability of consideration is probable.

Support and Revenue

Support from sources other than federal agencies and certain international public agencies, whether contributions received or promises to give, are recorded as revenue with or without donor restrictions, depending on the existence and/or nature of any donor restrictions.

All donor-restricted support is reported as an increase in net assets with donor restrictions, depending on the nature of the restriction. When a restriction expires (that is, when a stipulated time restriction ends or purpose of the restriction is accomplished), net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the statement of activities as net assets released from restrictions.

Advertising Expense

Advertising expenses are recorded as and when incurred.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Company or not.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's financial statements.

In September 2020, the FASB issued ASU 2020-08, Not-for-Profit Entities (Topic 958): Presentation and Disclosures by Not- or-Profit Entities for Contributed Nonfinancial Assets, which requires a not-for-profit entity to present contributed nonfinancial assets in the statements of activities as a line item that is separate from contributions of cash or other financial assets. ASU 2020-07 also requires additional qualitative and quantitative disclosures about contributed nonfinancial assets received, disaggregated by category. This ASU is effective for the Company's fiscal year ending December 31, 2022. ASU 2020-08 did not have a significant impact on the Company's financial statements.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 03: RELATED PARTY TRANSACTIONS

There is no related party transaction at the date of balance sheet of the Company.

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
NOTE 04: CASH AT BANK		
US Bank (8824)	100	-
	100	**-**

NOTE 05: COMMITMENT AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2023 the Company has not reported any lawsuit or known plans of litigation by or against the Company and there is no contingent liability against the Company at the date of balance sheet.

NOTE 06: SUBSEQUENT EVENTS

Management's Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

	Dec 31, 2023	Dec 31, 2022
	---In US $---	
NOTE 07: OPERATING EXPENSES		
Operating Expenses:		
Professional Charges	8,649	130
Subscriptions	335	-
Printing & Stationery	535	-
Domain Charges	551	-
Supplies	216	55
Total Operating Expenses	**10,285**	**185**

NOTE 08: GENERAL

These financial statements have been presented in the US dollar which is the Company's functional and presentation currency.